Articles of Association of LANXESS Aktiengesellschaft

Article I
General Terms

§ 1
Name and Registered Office

(1) The name of the Company is LANXESS Aktiengesellschaft.

(2) Its registered office is in Leverkusen.

§ 2
Purpose of the Company

(1) The purpose of the Company is manufacturing, distribution, other industrial activities and the provision of services in the chemical and polymer fields.

(2) The Company is authorised to engage in all business which is related to or which directly or indirectly serves its purpose.

(3) The Company may establish, acquire and take participating interests in other companies, in particular those whose purposes fully or partially cover the areas set out in subparagraph (1). It may bring companies in which it holds a participating interest under its uniform control or confine itself to the administration thereof. It may transfer its operations in full or in part to newly established or existing affiliated companies.

§ 3
Fiscal Year, Notices, Place of Jurisdiction, Information

(1) The fiscal year shall be the calendar year.

(2) Notices of the Company shall be published in the electronic Gazette of the Federal Republic of Germany (*elektronischer Bundesanzeiger*).

(3) The place of jurisdiction for all disputes between the Company and its stockholders shall be the location of the Company's registered office. Foreign courts shall have no jurisdiction with respect to such disputes.

(4) Subject to the statutory requirements being fulfilled, information to the holders of registered Company securities can also be transmitted by remote data transmission.

Article II
Capital Stock and Shares

§ 4
Capital Stock

(1) The capital stock amounts to 83,202,670.00 euros and is divided into 83,202,670 bearer shares (no-par shares).

(2) Up to August 30, 2009, the Board of Management is authorized, with the approval of the Supervisory Board, to increase the capital stock in total by up to 36,517,096 euros, by one or several issuances of new no-par shares for contributions in cash or in kind. Stockholders shall be granted a subscription right subject to the following limitations: the Board of Management is authorized, with the approval of the Supervisory Board, to exclude any residual amounts from the stockholders' subscription right and to preclude the stockholders' subscription right to the extent necessary in order to grant to holders of warrants and convertible bonds issued by the Company or its subsidiaries the right to subscribe for new shares to the extent to which they would be entitled upon the exercise of their option or conversion rights. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders' subscription right if the capital increase is for contribution in kind for the purpose of acquiring companies, company assets or participating interests in companies. Moreover, the Board of Management is authorized, with the approval of the Supervisory Board, to preclude the stockholders' subscription right to the extent necessary in order to allow those holders of convertible bonds the right to subscribe for new shares, to the extent to which they are entitled upon the exercise of their conversion rights. Moreover, the Board of Management is authorized, subject to the approval of the Supervisory Board, to exclude the shareholders' subscription right to the extent that this is necessary in order to be able to grant bearers or creditors of convertible bonds and/or warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments) that have been or must be issued by the Company or its direct and indirect affiliates new no-par bearer shares upon their exercising a conversion or option right or fulfilling a conversion obligation. The Board of Management is further authorized, with the approval of the Supervisory Board, to preclude the stockholders' subscription right where the capital increase is for contribution in cash for an amount up to 10% of the available capital stock at the time may be set otherwise than as the resolution is passed regarding the first utilization of the authorized capital, provided that the issue price of the new shares is not substantially less than the stock market price of the shares of the Company already listed at the time of the final determination of the issue price, which shall be as close as possible in time to the placement. The upper limit of 10% of the registered share capital shall be reduced by the pro-rated amount of the registered share capital attributable to those shares issued or sold during the period of effectiveness of this authorization in exclusion of the subscription right in direct or analogous application of § 186 paragraph 3 sentence 4 AktG. Moreover, this limit shall be reduced by shares that have been issued in order to satisfy option or conversion rights if the bonds were

issued in exclusion of the subscription right in accordance with § 186 paragraph 3 sentence 4 AktG during the period of effectiveness of this authorization. The Board of Management is further authorized, with the approval of the Supervisory Board, to determine the further details of the capital increase and its implementation.

(3) Subject to the approval of the Supervisory Board, the Board of Management shall be authorized to increase the registered share capital once or several times until May 31, 2012 by up to a total of EUR 5,793,239 by issuing new no-par value bearer shares against contribution in cash or in kind. The shareholders are to be granted a subscription right, subject to the following restrictions: subject to the approval of the Supervisory Board, the Board of Management shall be authorized to exclude residual amounts from the shareholders' subscription right and to also exclude the subscription right to the extent necessary in order to grant bearers of options and convertible bonds issued by the Company or its direct or indirect affiliates a subscription right to new no-par value bearer shares in the same scope as what they would be entitled to after exercising the option or conversion right. In addition, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to exclude the subscription right if the capital is increased against contributions in kind for the purpose of acquiring companies, parts of companies, or equity interests in companies. Moreover, subject to the approval of the Supervisory Board, the shareholders' subscription right can also be excluded to the extent that this is necessary in order to be able to grant bearers or creditors of convertible bonds and/or warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments) that have been or must be issued by the Company or its direct and indirect affiliates new no-par value bearer shares upon their exercising the conversion right or option or fulfilling the conversion obligation. In addition, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to exclude the subscription right if the issue price of the new no-par value bearer shares is not significantly lower than the market price at the time when the issue price is being finalized, which time should be as close in time as possible to the placement of the no-par bearer shares (simplified exclusion of the subscription right pursuant to § 186 paragraph 3 sentence 4 AktG). The shares issued in exclusion of the subscription right in accordance with § 186 paragraph 3 sentence 4 AktG, in their totality, shall not exceed 10% of the registered share capital existing at the time when the authorized capital is fully utilized for the first time. The upper limit of 10% of the registered share capital shall be reduced by the pro-rated amount of the registered share capital attributable to those shares issued or sold during the period of effectiveness of this authorization in exclusion of the subscription right in direct or analogous application of § 186 paragraph 3 sentence 4 AktG. Moreover, this limit shall be reduced by shares that have been or must be issued in order to satisfy option or conversion rights if the bonds were issued in exclusion of the subscription right in accordance with § 186 paragraph 3 sentence 4 AktG. In addition, the Board of Management shall be authorized to determine the further details of the capital increase and its execution, subject to the approval of the Supervisory Board.

(4) The registered share capital shall be increased conditionally by up to EUR 21,155,167 by issuing up to 21,155,167 new no-par value bearer shares (Contingent Capital I). The conditional capital increase serves the purpose of granting no-par value bearer shares to the holders or creditors of convertible and/or warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments) which are issued by the Company or its direct or indirect affiliates against contribution in cash based on the authorization granted by the Annual Shareholders' Meeting on May 31, 2007 under agenda item 8 A. and which provide for a conversion or option right to new no-par value bearer shares in the Company or stipulate a conversion obligation. The conditional capital increase shall be carried out only to the extent that option and/or conversion rights are exercised or the holders or creditors required to convert their Bonds fulfill their conversion obligation and to the extent that no Company shares owned by the Company or new shares from a utilization of authorized capital are used to satisfy the conversion or option rights or conversion obligations. The new no-par value bearer shares shall participate in the profit from the beginning of the fiscal year in which they are issued due to the exercise of option or conversion rights or the fulfillment of conversion obligations. The Board of Management shall be authorized to determine the further details of the conditional capital increase and its execution.

(5) The registered share capital shall be increased conditionally by up to EUR 21,155,167 by issuing up to 21,155,167 new no-par value bearer shares (Contingent Capital II). The conditional capital increase serves the purpose of granting no-par value bearer shares to the holders or creditors of convertible and/or warrant bonds, profit-participation rights, and/or income bonds (or any combination of these instruments) which are issued by the Company or its direct or indirect affiliates against contribution in cash based on the authorization granted by the Annual Shareholders' Meeting on May 31, 2007 under agenda item 9 A. and which provide for a conversion or option right to new no-par value bearer shares in the Company or stipulate a conversion obligation. The conditional capital increase shall be carried out only to the extent that option and/or conversion rights are exercised or the holders or creditors required to convert their Bonds fulfill their conversion obligation and to the extent that no Company shares owned by the Company or new shares from a utilization of authorized capital are used to satisfy the conversion or option rights or conversion obligations. The new no-par value bearer shares shall participate in the profit from the beginning of the fiscal year in which they are issued due to the exercise of option or conversion rights or the fulfillment of conversion obligations. The Board of Management shall be authorized to determine the further details of the conditional capital increase and its execution.

(6) In the event of a capital increase, the profit participation of the new shares may be set otherwise than as specified in § 60 of the German Stock Corporation Act (*Aktiengesetz*).

§ 5
Shares

(1) Stockholders shall not be entitled to share certificates.

(2) The Board of Management shall have the right to decide on the issuance of share certificates and any related details.

Article III
Constitution

A. The Board of Management

§ 6
Composition, Rules of Procedure

(1) The Board of Management shall consist of at least two members. Over and above this, the number of members of the Board of Management shall otherwise be determined by the Supervisory Board. The Supervisory Board may appoint one member of the Board of Management to be Chairman of the Board of Management and one member of the Board of Management to be Vice Chairman of the Board of Management. Alternate members of the Board of Management may be appointed.

(2) The Board of Management may, by unanimous resolution, decide on its own Rules of Procedure if these have not been issued for the Board of Management by the Supervisory Board.

§ 7
Power of Representation

The Company shall be legally represented by two members of the Board of Management or by one member of the Board of Management jointly with one holder of a general commercial power of attorney (*Prokurist*).

B. Supervisory Board

§ 8
Composition, Election, Term of Office

(1) The Supervisory Board shall consist of 16 members. Eight members shall be elected by the Stockholders' Meeting in accordance with the provisions of the German Stock Corporation Act (*Aktiengesetz*) and eight members shall be elected in accordance with the provisions of the German Co-Determination Act (*Mitbestimmungsgesetz*) dated May 4, 1976.

(2) The members of the Supervisory Board shall be elected for a term ending with the end of the Stockholders' Meeting which resolves on the ratification of

actions of the Supervisory Board in the fourth fiscal year after commencement of their terms of office. The fiscal year in which the terms of office begin shall not be counted. The Stockholders' Meeting may at the time of appointment provide for a shorter term of office.

(3) The Stockholders' Meeting may, at the same time as it elects the members of the Supervisory Board, elect one or more substitute members. The substitute members shall replace members who have ceased to be members of the Supervisory Board for the remainder of their terms of office. The election of substitute members for the employee representatives on the Supervisory Board shall take place in accordance with the provisions of the German Co-Determination Act (*Mitbestimmungsgesetz*).

(4) Should a member of the Supervisory Board elected by the Stockholders' Meeting retire from the Supervisory Board before the end of his term of office and should no elected substitute member be available, an election shall be held to appoint a successor prematurely for the remainder of the term of office of the member who has prematurely retired from the Supervisory Board, unless the successor is specifically elected for a shorter term.

(5) Members of the Supervisory Board may resign at any time by giving two weeks' written notice to the Chairman of the Supervisory Board or the Board of Management. The dismissal of a member of the Supervisory Board elected by the stockholders shall require a majority of at least three-quarters of the votes cast.

§ 9
Chairman and Vice Chairman

(1) The Supervisory Board shall elect a Chairman and a Vice Chairman from among its members. The election shall take place in accordance with the provisions of the German Co-Determination Act (*Mitbestimmungsgesetz*).

(2) Unless a shorter term of office is determined at the time of their election, the Chairman and Vice Chairman of the Supervisory Board shall be elected as Chairman and Vice Chairman for the duration of their membership on the Supervisory Board. The election shall take place at a meeting which, without having to be separately convened, shall be held immediately following the Stockholders' Meeting at which elections to the Supervisory Board are held.

(3) If the Chairman or Vice Chairman of the Supervisory Board ceases to be a member before the end of his term of office, the Supervisory Board shall elect a successor at its next meeting. If the Chairman of the Supervisory Board prematurely ceases to be a member, Supervisory Board meetings shall be convened by the Vice Chairman.

(4) The Vice Chairman shall only assume the rights and obligations of the Chairman if the Chairman is unable to attend and those rights and obligations

are expressly assigned to the Vice Chairman by law or under these Articles of Association.

§ 10
Convocation of Meetings and Passing of Resolutions

(1) The Chairman of the Supervisory Board shall convene and chair meetings of the Supervisory Board. The Supervisory Board shall meet twice per calendar half-year. Additional meetings shall be held if required by law or if advisable for business reasons.

(2) Members of the Board of Management may attend meetings of the Supervisory Board unless the Chairman of the Supervisory Board determines otherwise for any particular reason.

(3) The Supervisory Board shall be deemed to have a quorum if at least half of the members comprising the Supervisory Board participate in passing the resolution. A member also participates in passing the resolution if he abstains from voting. Members participating by way of video conference shall be deemed present. Absent members of the Supervisory Board may participate in the passing of a resolution by having other members of the Supervisory Board present a written vote on their behalf. A vote communicated in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)) shall be deemed to be a written vote.

(4) The Chairman may adjourn the passing of a resolution on a specific item or all items on the agenda for a maximum of four weeks, if there is not an equal number of members elected by the stockholders and members elected by the employees to participate in passing the resolution, or if there is another significant reason for an adjournment. The Chairman may not order a further adjournment.

(5) At the instigation of the Chairman, the Supervisory Board may also, outside of a meeting, pass a resolution verbally, by telephone, in writing or in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)). There is no right to object to the manner, determined by the Chairman, in which a resolution is passed. Such resolutions shall be confirmed in writing by the Chairman and included in the minutes of the next meeting.

(6) Resolutions of the Supervisory Board shall be passed by a majority of the votes cast, except where otherwise provided by law. In case of a deadlock, the Chairman shall have a casting vote, if the deadlock persists after a second vote on the same issue. In accordance with sentences 4 and 5 of subparagraph (3), the casting vote may also be given in writing or in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)).

(7) Minutes of the deliberations and resolutions of the Supervisory Board shall be recorded and filed. The Chairman shall sign the minutes.

(8) Declarations by the Supervisory Board and its committees shall be made by the Chairman on behalf of the Supervisory Board. The Chairman, but no other member, is authorised to accept declarations on behalf of the Supervisory Board.

(9) The Supervisory Board may resolve on those amendments to these Articles of Association relating solely to the form of these Articles of Association.

§ 11
Rules of Procedure and Committees

(1) The Supervisory Board shall decide on its own Rules of Procedure.

(2) In addition to the committee pursuant to § 27(3) of the German Co-Determination Act (*Mitbestimmungsgesetz*), the Supervisory Board may establish other committees and appoint members of the Supervisory Board to such committees. The decision-making authority of the Supervisory Board may be assigned to the committees as permitted by law.

(3) The provisions set out in §10 shall apply similarly to the committees. The committee may elect one of its members to be Chairman if one has not been appointed by the Supervisory Board. Unless the committee is formed pursuant to § 27(3) of the German Co-Determination Act (*Mitbestimmungsgesetz*), in the event of a deadlock on the committee, the Chairman of the committee shall have a casting vote, if the deadlock persists after a second vote on the same issue. The Supervisory Board may further regulate the activities of the committees in its Rules of Procedure.

§ 12
Remuneration of the Supervisory Board

(1) Each member of the Supervisory Board shall be remunerated for their services. The remuneration consists of fixed and performance-related components.

(2) Each member of the Supervisory Board shall receive an annual fixed compensation of EUR 40,000 (the "fixed compensation"). The Chairman shall receive three times, and the Vice-Chairman one-and-a-half times, the amount of the fixed compensation. Members of the Supervisory Board who belong to a committee will receive an additional amount of one-quarter of the fixed compensation. Members of the Supervisory Board who chair a committee will receive a further additional amount of one-quarter of the fixed compensation. Neither the Nomination Committee nor the Committee required under Section 27 paragraph 3 of the German co-determination act (Mitbestimmungsgesetz -

MitbestG) are deemed a committee for the purpose of this paragraph 2. In total, a member of the Supervisory Board shall receive no more than three times the amount of the fixed compensation under the above provisions. The fixed compensation shall be payable four weeks after the end of the fiscal year. The fixed compensation of members of the Supervisory Board who have sat on the Board or a committee, or who have chaired a committee, only for part of the year, shall be lowered pro rata temporis.

(3) In addition, each member of the Supervisory Board shall also receive compensation that is based on the long-term performance of the Company (the "variable compensation"), the amount of which depends on how the Company's share price performs compared to the Dow Jones STOXX 600 Chemicals SM Index (the "Index") for the duration of the ordinary mandate of a member of the Supervisory Board specified in Art. 8 paragraph 2 (the "period under review"). If the Company's share price performs at the same level as or worse than the Index, the Supervisory Board members shall receive no variable compensation. In case of a positive deviation of the performance of the Company's share price compared to the performance of the Index in the period under review of up to and including 10 percentage points, the Supervisory Board members shall receive EUR 50,000. In case of a positive deviation of more than 10 percentage points up to and including 20 percentage points, the Supervisory Board members shall receive EUR 100,000, and in case of a positive deviation exceeding 20 percentage points EUR 150,000. The resulting amount shall be paid only once for the period under review and is due four weeks after the end of the period under review.

The comparison shall be based on the average of the closing values of the Index and the volume-weighted average of the Company's share prices in the closing auction of the Xetra trade at the Frankfurt Stock Exchange during the 90 trading days preceding the Annual Stockholders' Meeting, at which the stockholder representatives on the Company's Supervisory Board were elected. These values shall be compared to the average of the closing values of the Index and the volume-weighted average of the Company's share prices in the closing auction of the Xetra trade at the Frankfurt Stock Exchange during the 90 trading days preceding the Annual Stockholders' Meeting, at the end of which the mandate of the Supervisory Board members expires in accordance with Art. 8 paragraph 2.

If a person is not a member of the Supervisory Board for the entire period under review, his/her variable compensation shall be reduced pro rata temporis. Even if the mandate begins after the beginning of the period under review or ends prior to the end of the period under review, the variable compensation shall be calculated based on the average of the closing values of

the Index and the volume-weighted average of the Company's share prices, which would have to be used if the mandate had been in effect for the entire period under review. The variable compensation for a member of the Supervisory Board who became a member after the beginning of the period under review or who left prior to its end, shall be limited to a maximum amount of EUR 30,000 for the year.

Should the Dow Jones STOXX 600 Chemicals SM Index cease to be available, the share index that most closely matches the Dow Jones STOXX 600 Chemicals SM Index in its composition (the "Successor Index") shall be used in its place for the entire period under review. If the Successor Index did not exist in the 90 trading days prior to the period under review, the Successor Index shall be calculated fictitiously for such period, based on its original composition.

The period under review shall begin for the first time with the closing of the Annual Stockholders' Meeting of June 16, 2005.

(4) Each member of the Supervisory Board and its committees shall receive an attendance allowance of EUR 1,200 for each Supervisory Board meeting or committee meeting which he or she attends. Neither the Nomination Committee nor the committee required under Section 27 paragraph 3 of the German co-determination act (Mitbestimmungsgesetz - MitbestG) are deemed a committee for the purpose of this paragraph (4). The attendance allowances, to which a Supervisory Board member is entitled for a fiscal year, are due together with the fixed remuneration payable for the fiscal year.

(5) All compensation set forth in paragraphs (2) to (4) are subject to the addition of sales tax in the amount owed by law by the Supervisory Board members.

(6) The Company shall reimburse the members of the Supervisory Board for any out-of-pocket expenses incurred in connection with the exercise of their office, including any sales tax accrued on such reimbursement.

(7) The Company may take out liability insurance for the benefit of the members of the Supervisory Board to cover any legal liability arising from their activity on the Supervisory Board.

C. The Stockholders' Meeting

§ 13
Venue of the Stockholders' Meeting

The Stockholders' Meeting shall take place at the Company's registered office or in a German city with more than 100,000 inhabitants.

§ 14
Notice of the Stockholders' Meeting

Insofar as no other person is authorized by law to do this, the Stockholders' Meeting shall be convened by the Board of Management. The notice shall be published in the electronic Gazette of the Federal Republic of Germany (*elektronischer Bundesanzeiger*) at least thirty days prior to the day by the end of which shareholders have to register prior to the meeting. In calculating this deadline, the day of the notice and the day by the end of which shareholders have to register prior to the meeting shall not be counted.

§ 15
Right to Attend

(1) Only those stockholders who have applied for registration at the latest on the seventh day prior to the Stockholders' Meeting in text form in the German or English language with the competent body for such registration as set out in the notice of the Stockholders' Meeting, shall be entitled to attend and vote at the Stockholders' Meeting.

(2) Moreover, shareholders have to prove their authorisation to attend the and vote on the Stockholders' Meeting. Such proof is made by a certificate issued by the credit or financial service institution which has to make reference to the beginning of the twenty first day prior to the Stockholders' Meeting and with which the shareholder has its depot account certifying that the shareholder is the owner of the shares. Such certificate has to be in text form in the German or English language. Such certificate has to be with the competent body for such registration as set out in the notice of the Stockholders' Meeting at the latest on the seventh day prior to the meeting

(3) Proxies for exercising voting rights shall be in writing unless otherwise provided by law. The Notice of the Stockholders' Meeting may however allow for proxies to be given in text form (§ 126b of the German Civil Code (*Bürgerliches Gesetzbuch*)) and determine the method for granting proxies in detail.

§ 16
Conduct of the Stockholders' Meeting

(1) The Stockholders' Meeting shall be chaired by the Chairman of the Supervisory Board or, if he is prevented from attending, by another member of the Supervisory Board representing the stockholders, to be designated by the Chairman. In the event that neither the Chairman nor a member of the Supervisory Board designated by him is to chair the Meeting, the stockholder representatives in attendance shall, by simple majority of the votes cast, elect a person to chair the Meeting.

(2) The person chairing the Meeting shall preside over the discussions and determine the order of the agenda items and the speakers, as well as the manner and form of voting. The result of a vote may also be ascertained by deducting the number of yes- or no-votes and the abstentions from the total number of votes held by those entitled to vote.

(3) The Stockholders' Meeting may be transmitted or recorded visually and audibly, either in whole or in part. Details of visual and audio transmission or recording shall be published together with the Notice convening the Stockholders' Meeting in the Company's publications.

(4) The chairman may reasonably restrict, in terms of time, the right of stockholders to put questions and speak; specifically, he may, at the beginning or in the course of the Meeting, where appropriate, limit the time for questions or speeches of individual stockholders or all stockholders on individual or all items on the agenda, and, where permitted by law for the orderly conduct of the Annual Stockholders' Meeting, order the end of the debate.

§ 17
Resolutions

(1) Each share carries the right to one vote at the Stockholders' Meeting.

(2) Unless otherwise provided by the Articles of Association or required by law, resolutions of the Stockholders' Meeting shall be passed by simple majority of the votes cast and, where a capital majority is also required, with a simple majority of the capital stock represented when the vote is taken.

Article IV
Annual Financial Statements and Distribution of Profits

§ 18
Annual Financial Statements

(1) The Board of Management shall prepare the annual financial statements, management report, consolidated financial statements and consolidated management report for the preceding fiscal year within the statutory deadlines and submit them immediately after their preparation to the Supervisory Board

and to the auditors. At the same time, the Board of Management shall submit to the Supervisory Board a proposal for distribution of the balance sheet profit.

(2) The annual financial statements and consolidated financial statements shall be prepared in accordance with statutory provisions and accepted accounting principles.

(3) When approving the annual financial statements, the Board of Management and the Supervisory Board shall be authorized to allocate the net income remaining after deduction of the amounts to be allocated to the statutory reserve, plus any loss carry-forward, in whole or in part, to other retained earnings. Allocation of an amount greater than one-half of the net income for the year shall not be permissible if as a result of such allocation the other retained earnings would exceed one-half of the capital stock.

§ 19
Distribution of Balance Sheet Profit

(1) The Stockholders' Meeting shall resolve annually, during the first eight months of the fiscal year, on the ratification of actions taken by the members of the Board of Management and the Supervisory Board, on the distribution of the balance sheet profit and on the appointment of auditors (Annual Stockholders' Meeting).

(2) The balance sheet profit shall be distributed equally among the stockholders, unless the Stockholders' Meeting resolves to use it in some other manner.

(3) The Stockholders' Meeting may resolve to distribute the entire or part of the balance sheet profit to the stockholders by way of distribution in kind.

END